SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 2)*

Rain Oncology Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75082Q105
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS CONCENTRA BIOSCIENCES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON OO

Page 5 of 8 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”) of Rain Oncology Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on June 1, 2023, as amended by Amendment No. 1 to the Original Schedule 13D filed on October 13, 2023 (as amended, the “Statement” or “Schedule 13D”).

Items 4 and 5 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended by adding the following:

On December 13, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pathos AI, Inc., a Delaware corporation (“Parent”), and WK Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provided for (i) the acquisition of the Issuer by Parent through a cash tender offer (the “Offer”) by Merger Sub for all of the outstanding shares of the Issuer, for (A) $1.16 in cash per Share, and (B) one contingent value right for potential cash payments of up to approximately $0.17 per Share and (ii) following the completion of the Offer, the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

On January 25, 2024, the Offer expired. Following the expiration of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and on January 26, 2024, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

As a result, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Tang Capital Partners beneficially owns 0 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 0 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 0 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Percent of Class:

Tang Capital Partners	0%
Tang Capital Management	0%
Kevin Tang	0%
Concentra	0%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

Page 6 of 8 Pages

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(c)       Except as stated in Item 4, the Reporting Persons did not have any transactions during the past 60 days.

(d)        Not applicable.

(e)       On January 26, 2024, the Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 2, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 8 of 8 Pages